December 20, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Global Long/Short Fund P (“Feeder Fund”)

File Numbers 811-22095 & 333-144614

Morgan Stanley Global Long/Short Fund A (“Master Fund”)

File Numbers 811-22094 & 333-144612

(each a “Fund,” and collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding Pre-Effective Amendment No. 2 to the registration statements on Form N-2 for the Funds filed with the Securities and Exchange Commission on December 19, 2007. Below, we describe the changes to be made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Per our discussions, any such changes will be reflected in the final versions of each Fund’s prospectus and/or statement of additional information, which will be filed via EDGAR pursuant to Rule 497 under the Securities Act of 1933, as amended (“Rule 497”).

Prospectus

Comment 1.	The current disclosure in each Fund’s prospectus states that the Master Fund will attempt to invest at least 40% of its assets in “countries outside the U.S.” Please revise the quoted disclosure to state “foreign countries across various geographic regions.”

Response 1. The disclosure will be revised accordingly in each Fund’s final prospectus to be filed pursuant to Rule 497.

Comment 2.	Regarding the voting waiver arrangements disclosed under the sub-caption “Types of Investments and Related Risks – Risks of Fund of Hedge Funds Structure – Investments in Non-Voting Stock; Inability to Vote,” please explain to the staff: (a) whether there are any time limits or other exceptions to the irrevocability of the voting waiver arrangements, and (b) whether the waiver of voting rights with respect to an investment by the Master Fund in an Investment Fund would continue to apply if the Master Fund (i) transfers its interest in such Investment Fund to an affiliated Morgan Stanley fund, or (ii) redeems its interest in such Investment Fund and immediately invests a corresponding amount back into the Investment Fund.

Response 2. (a) There are no time limits or other exceptions to the irrevocability of the voting waiver arrangements.

(b) Per our discussions with the Staff, it is exceedingly unlikely that either scenario (i) or (ii) would occur. With respect to scenario (i), the interests in Investment Funds are not generally transferable, and it is difficult to imagine a situation where the Master Fund would want to transfer its interest in an Investment Fund and be permitted to do so. Assuming such a transfer to an affiliated entity did not raise issues under Section 17 of the Investment Company Act of 1940, as amended, the waiver of voting rights would continue to apply. Scenario (ii) is equally unrealistic. As disclosed in each Fund’s prospectus, Investment Funds often have limited capacity to accept additional investments from current investors in such Investment Funds. Given the limited capacity for investments and high demand for such capacity amongst potential investors, it is extremely unlikely that an Investment Fund would allow the Master Fund to redeem its interest and immediately re-admit the Master Fund as an investor. However, if such a scenario occurred, the waiver of voting rights would continue to apply.

* * * * *

As you have requested and consistent with SEC Press Release 2004-89, the Funds hereby acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 878-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione